                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.  X      Form 40-F.
               -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes.         No.   X
        -----        -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

     China Southern Airlines Company Limited (the "Company") on February 2, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the acquisition by the Company of aircraft from Harbin Embraer Aircraft Industry Co. Ltd. and the proposed acquisition by the Company of aircraft from Airbus SNC. A copy of the English announcement is included in this Form 6-K of the Company.
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

     The Board hereby announces that on January 29, 2004, the Board gave its in-principle approval for the acquisition of 15 A320-200 aircraft and six A319-100 aircraft from Airbus. The Board noted that certain press articles have recently reported that the Company plans to acquire certain aircraft from Airbus. In response to these articles, the Company would like to clarify that as of the date hereof, the agreement with Airbus for the acquisition of Airbus Aircraft is in the course of being finalized and no definitive agreement has been signed by the Company and Airbus.

     A further announcement will be made in due course in respect of the proposed acquisition of Airbus Aircraft in accordance with the Listing Rules and other rules and regulations applicable to the Company.

     The Board hereby further announces that on January 18, 2004, it approved the EMB Aircraft Acquisition Agreement dated December 17, 2003 between the Company and Harbin Embraer, an independent third party who is not a connected person (as defined in the Listing Rules) of the Company, for the purpose of acquiring six EMB-145LR aircraft.

     The Directors believe that the acquisition of EMB Aircraft, together with the proposed acquisition of Airbus Aircraft, will further expand the flight service network and operating capacity of the Company, thereby enhancing its ability to compete significantly in the industry.

     The Board has noted the recent increase in the trading volume of the shares of the Company on January 28, 2004 and wish to state that, save as disclosed in this announcement, it is not aware of any reasons for such increase.

     Trading in the shares of the Company was suspended from 9:30 a.m. on January 29, 2004, at the request of the Company pending the release of this announcement, and will be resumed from 9:30 a.m. on February 2, 2004.

Reference is made to the teletext announcement of the Company dated January 29, 2004.

PROPOSED ACQUISITION OF AIRCRAFT FROM AIRBUS

The Board hereby announces that on January 29, 2004, the Board gave its in-principle approval for the acquisition of 15 A320-200 aircraft and six A319-100 aircraft from Airbus. The Board noted that certain press articles have recently reported that the Company plans to acquire certain aircraft from Airbus. In response to these articles, the Company would like to clarify that as of the date hereof, the agreement with Airbus for the acquisition of Airbus Aircraft is in the course of being finalized and no definitive agreement has been signed by the Company and Airbus.

A further announcement will be made in due course in respect of the proposed acquisition of Airbus Aircraft in accordance with the Listing Rules and other rules and regulations applicable to the Company.

THE EMB AIRCRAFT ACQUISITION AGREEMENT

The Board hereby further announces that on January 18, 2004, it approved the EMB Aircraft Acquisition Agreement dated December 17, 2003 between the Company and Harbin Embraer for the purpose of acquiring six EMB-145LR aircraft.

DATED:

December 17, 2003

PARTIES:

(i)  the Company; and

(ii) Harbin Embraer, a joint venture company established in the PRC, which is an independent third party and not a connected person (as defined in the Listing Rules) of the Company

AIRCRAFT TO BE ACQUIRED:

Six EMB-145LR aircraft

CONSIDERATION:

The aggregate consideration for the transfer of EMB Aircraft is below 10% of the net tangible assets of the Company based on its latest annual report for the year ended December 31, 2002. The net tangible assets of the Company as published in its latest annual report for the year ended December 31, 2002 are RMB9,613,207,000.
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According to the information provided by Harbin Embraer, the catalog price of a
EMB-145LR aircraft is approximately US$20,100,000.

The aggregate consideration is payable wholly in cash and is determined after arm's length negotiation between the parties.

PAYMENT TERMS:

The aggregate consideration for the acquisition of EMB Aircraft is payable by cash on instalments. EMB Aircraft will be delivered in stages to the Company through the years 2004 to 2005.

SOURCE OF FUNDING:

The acquisition of the EMB Aircraft will be wholly funded through commercial loans by PRC domestic banks. Such PRC domestic banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these PRC domestic banks for financing its acquisition of EMB Aircraft.

NATURE OF THE TRANSACTION:

Pursuant to a waiver dated March 22, 2002 granted by the Stock Exchange, a summary of which is set out in the Company's announcement dated March 25, 2002, instead of the net asset test and consideration test under Chapter 14 of the Listing Rules, in respect of the Company, the tests for determining notifiable transactions (except for connected transactions or share transactions) of the Company may be calculated by reference to the ATKs for aircraft being acquired by the Company as compared to the Company's aggregate fleet ATKs.

The total ATKs for EMB Aircraft, when aggregated with the ATKs for all aircraft acquired by the Company during the last 12 months, represent approximately 7.68% of the Company's aggregate fleet ATKs. The Transaction therefore does not constitute a discloseable transaction of the Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION:

The Company's principal business is that of civil aviation. The Directors believe that the acquisition of EMB Aircraft, together with the proposed acquisition of Airbus Aircraft, will further expand the flight service network and operating capacity of the Company, thereby enhancing its ability to compete significantly in the industry.

FURTHER INFORMATION

The Board has noted the recent increase in the trading volume of the shares of the Company on January 28, 2004 and wish to state that, save as disclosed in this announcement, it is not aware of any reasons for such increase.

The Board also confirm that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Trading in the shares of the Company was suspended from 9:30 a.m. on January 29, 2004, at the request of the Company pending the release of this announcement, and will be resumed from 9:30 a.m. on February 2, 2004.

DEFINITIONS:

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Airbus"                               Airbus SNC, a company incorporated in
                                       Toulouse

"Airbus Aircraft"                      15 A320-200 aircraft and six A319-100
                                       aircraft

"ATK"                                  Available Tonne Kilometer

"Board"                                the board of Directors

"Company"                              China Southern Airlines Company Limited

"Directors"                            the directors of the Company

"EMB Aircraft"                         six EMB-145LR aircraft

"EMB Aircraft Acquisition Agreement"   the aircraft acquisition agreement dated
                                       December 17, 2003 pursuant to which the
                                       Company has agreed to acquire and Harbin
                                       Embraer has agreed to sell, EMB Aircraft

"Harbin Embraer"                       Harbin Embraer Aircraft Industry Co.
                                       Ltd., a joint venture company established
                                       in

                                       the PRC

"Listing Rules"                        The Rules Governing the Listing of
                                       Securities on the Stock Exchange

"PRC"                                  the People's Republic of China

"Stock Exchange"                       The Stock Exchange of Hong Kong Limited

"Transaction"                          the acquisition of EMB Aircraft under the
                                       EMB Aircraft Acquisition Agreement

                                                        By order of the Board
                                                              SU LIANG
                                                          Company Secretary

Guangzhou, the People's Republic of China
January 30, 2004
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By          /s/   Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: February 2, 2004